

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2025

Jeffrey Thompson
Chief Executive Officer
Red Cat Holdings, Inc.
15 Ave. Munoz Rivera, Ste. 2200
San Juan, PR 00901

> **Re: Red Cat Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2025**
> **File No. 333-285669**

Dear Jeffrey Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray at 202-551-6356 or Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joe Laxague, Esq.